U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F _X__

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

_N/A___

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated May 31, 2002	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: May 31, 2002

By: W.S.

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES DEBT FUNDING AND DBRS RATING

Toronto, Ontario (May 31, 2002) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced the following:

Debt Funding

The Company has entered into a Cdn $66.5 million unsecured credit facility with a syndicate of three banks: Canadian Imperial Bank of Commerce, LaSalle Bank National Association and HSBC Bank Canada. The facility is a 364 revolving credit facility, which will be used for general corporate purposes.

Dominion Bond Rating Service ('DBRS') Rating

DBRS is assigning an initial corporate debt rating for the Company of BBB with a Stable trend. "Through a combination of strong organic growth and acquisitions, Kingsway has built up reasonable market share in its targeted business lines in recent years and the Company's historical results support its strong commitment to stringent underwriting", said DBRS. The investment mix is conservative and although the rated debt is issued at the holding company level, the balance sheet overall is acceptable.

DBRS is a Toronto-based, full-service credit rating agency established in 1976. Privately owned and operated without affiliation to any organization, DBRS is respected for its independent, third-party evaluations of corporate and government issues, spanning North America, Europe and Asia. DBRS's extensive coverage of securitizations and structured finance transactions solidifies our standing as a leading provider of comprehensive, in-depth credit analysis.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and Dominion Bond Rating Service. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com